New York Tax-Free Income Fund

Shareholder meeting
On December 1, 2004, a special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 3,858,905 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         3,829,012       29,893
Richard P. Chapman Jr.  3,829,271       29,634
William H. Cunningham   3,830,174       28,731
Ronald R. Dion          3,829,915       28,990
Charles L. Ladner       3,829,915       28,990
Dr. John A. Moore       3,829,271       29,634
Patti McGill Peterson   3,830,174       28,731
Steven R. Pruchansky    3,829,915       28,990
James A. Shepherdson    3,830,174       28,731